Emeco Holdings Limited

08004936

10 September 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC Mail Processing Section
SEP 12 2008
Washington, DC
101

SUPPL

Dear Sir/Madam

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement –10 September 2008 –Response to ASX Query re Appendix 3Y - Paul McCullagh*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact me by telephone: +61-8-9420 0213 in Australia, facsimile: +61-8-9321-1366 or email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to me at the address below.

Thank you for your attention.

PROCESSED
SEP 17 2008
THOMSON REUTERS

Sincerely

M.Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

9/16

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	10-Sep-2008
Time	10:19:01
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX Query re Appendix 3Y

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco Holdings Limited

10 September 2008

ASX Markets Supervision
Level 8, Exchange Plaza
2 The Esplanade
Perth WA 6000

Attention: Greg Coulson

Dear Sirs

Response to LR 3.19 Enquiry

Thank you for your letter of 5 September 2008.

You requested we respond to the following three questions:

1. Please explain why the Appendix 3Y in respect of Mr McCullagh's interest in Emeco was lodged late

The circumstances in relation to Mr McCullagh's interest in the 144,422 Emeco shares (***Shares***) (held by the company named in the Appendix 3Y dated 5 September 2008 (***Previous Holder***)) are complex. Emeco understands that the Previous Holder and Mr McCullagh implemented a strict "information wall" to ensure that Mr McCullagh was not party to, or in any way aware of, any investment decision taken by the Previous Holder in respect of its ownership of the Shares. This "information wall" was created to ensure Mr McCullagh's independence on the board of Emeco.

The late notification was entirely innocent and was the result of the "information wall" which the Previous Holder and Mr McCullagh chose to implement to preserve Mr McCullagh's independence. This "information wall" also had the effect that it was not easy for Emeco to ascertain the exact nature of the interest which Mr McCullagh had in those Shares. In an attempt to comply with its obligations under the Listing Rules in as timely manner as possible, Emeco lodged the Appendix 3Y on the basis of the information it had at the time of lodgment.

Following further investigation and on the basis of updated information provided to Emeco it appears that the Appendix 3Y lodged on 5 September 2008 was lodged in error (but through no fault of Emeco) as Emeco has been advised by Mr McCullagh's legal advisers that Mr McCullagh does not in fact have a notifiable interest in the Shares.

2. ***What arrangements does the company have in place with its directors to ensure it is able to meet its disclosure obligations under LR 3.19A?***

Emeco has in place with each director an agreement (on customary terms) concerning it's ongoing ASX disclosure obligations under LR 3.19A. Each director is fully aware of the terms of his agreement and the importance which Emeco and ASX place on timely disclosure of director interest changes.

3. ***If the current arrangements are inadequate or not being enforced, what additional steps does the company intend to take to ensure compliance with LR 3.19B?***

Emeco does not consider its current arrangements with directors concerning interest changes are inadequate. They represent, in Emeco's view, market standard arrangements which are well understood by each of Emeco's directors. Moreover, Emeco takes its LR3.19B obligations seriously and enforces them. For example, on 28 August 2008 we released three separate Appendix 3Y notices to the market informing it of changes to our director's shareholding in the company.

For the reasons noted in 1. above, in Emeco's view this particular instance does not reflect an inadequacy of existing arrangements nor any failure to enforce them when required. The circumstances which led to the late notification were a highly unusual combination of factors which resulted in an innocent oversight. When the oversight became apparent to Emeco and Mr McCullagh it was corrected promptly by notice to ASX.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary
+61 8 9420 0222

END